Room 4561

June 21, 2006

Mr. Edouard A. Garneau
Chief Executive Officer
Cardinal Communications, Inc.
309 Interlocken Crescent Suite 900
Broomfield, Colorado 80021

      Re: **Cardinal Communications, Inc.**
                  Form 10-KSB for the Fiscal Year Ended December 31, 2005
                  Filed April 17, 2006
                  Form 10-QSB for the Quarterly Period Ended March 31, 2006
                  Filed May 22, 2006
                  File No. 1-15383

Dear Mr. Garneau:

We have reviewed your response letter dated May 25, 2006, as well as the filings referenced above, and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-KSB for the Fiscal Year Ended December 31, 2005

Item 6. Management's Discussion, Analysis and Plan of Operation

Liquidity and Capital Resources

1.   We have read your response to prior comment number 2 and your liquidity and
        capital resources disclosures provided in your most recent quarterly report. We
        do not agree with your assessment that your very brief disclosures under this
        section comply with the guidance provided in the previous comment. Please
        provide us with proposed changes to this section and note that we would expect
        very robust disclosures in this area considering your liquidity circumstances.

Item 7. Financial Statements

Note 10. Stockholders' Equity

2.   We have read your response to prior comment number 4 and do not believe that
        you have adequately addressed our concerns. Please respond by addressing
        whether a reasonable possibility of additional losses exists and, if so, how you
        complied with SAB Topic 5Y.

Note 12. Commitments and Contingencies

3.   We have read your response to prior comment number 5 and it is unclear to us
        why you believe that your disclosures comply with SFAS 5. In this regard, we
        note that the information that you provided on Form 8-K is not incorporated by
        reference into your financial statements. Please explain to us how you met the
        financial statement disclosure requirements for this potentially material
        contingency including your assertion that an estimate cannot be made of any
        potential liability related to the improper issuance of shares using Form S-8.

Item 8A. Controls and Procedures

4.   Please amend your Form 10-K to provide the disclosures required by Items 307
        and 308(c) of Regulation S-B. In this regard, we note that your current Item 307
        disclosures appear to be as of March 30, 2006 rather than as of December 31,
        2005 and we were unable to locate disclosures addressing changes to your internal
        control over financial reporting during the fourth quarter of your fiscal year.

5.   We have read your response to prior comment number 3. Please revise this
        disclosure in your amended Form 10-K to remove the statement regarding your
        responsibilities under Exchange Act Rule 13a-15(f) as you are not yet subject to
        the evaluation requirements of Rule 13a-15(c). In addition, clearly indicate that
        you have not fully complied with Item 308 of Regulation S-B due to your
        decision not to have your auditors provide a report in accordance with paragraph
        (b) of that item. Alternatively, you may remove the disclosure entirely.

Form 10-QSB for the Quarterly Period Ended March 31, 2006

Item 1. Financial Statements

Note 2. Critical Accounting Policies

Stock-Based Compensation

6.   Please tell us how you considered the interpretive response to Question 1 in
        Section H of SAB 107. In this regard, it does not appear that you have provided
        the disclosures required by paragraphs 64, 65, 84, and A240 through A242 in the
        interim period in which SFAS 123R was first adopted.

Goodwill and Intangibles

7.   We note that your operating cash flows have been negative to a significant degree
        during the past two fiscal years. We further note that these cash flows appear to
        have deteriorated further in the interim period. Please explain to us when you
        tested your goodwill and intangible assets for impairment, the procedures you
        followed, and provide us with a general explanation of how those impairment
        tests resulted in your conclusion that no impairment existed. As part of your
        response, provide us with the significant assumptions that you made with respect
        to your expected future results and cash flows. In addition, indicate the date on
        which you perform your annual goodwill impairment test.

Note 3. Financing Transactions

8. We note that you entered into significant convertible debt arrangements during your first quarter of fiscal 2006. Tell us how you considered the guidance in SFAS 133 and EITF 00-19 in determining how to classify and measure these instruments in your financial statements. Separately address the embedded conversion feature of your convertible notes and any other derivatives that may be embedded within the debt instruments. Your response should clearly set forth your analysis of all of the terms of each transaction and how your accounting and classification complies with SFAS 133 and EITF 00-19 and the views expressed in Issue Summary 1 of EITF 05-4. Refer also to Staff guidance on this topic in Section II.B. of the *Current Accounting and Disclosure Issues in the Division of Corporation Finance,* available on our website at http://www.sec.gov/divisions/corpfin/acctdis120105.pdf.

Note 4. Acquisitions

9. We note your disclosures regarding the significant transactions entered into with Galavu, Livonia Pty Limited, EMT and Alleasing. Please explain to us, in more detail than is provided in your disclosures, how you accounted for each aspect of these transactions citing the authoritative guidance that supports your accounting treatment. In addition, explain the relationships among these entities and your relationship to each one prior to entering into the transactions. Please note that any reference to authoritative guidance should be accompanied by a detailed discussion of how that guidance was applied in accounting for these transactions.

Item 3. Controls and Procedures

10. Please amend this filing to provide the disclosures required by Items 307 and 308(c) of Regulation S-B. It appears that you have omitted all disclosures required by these items in this report.

As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response. Please submit all correspondence and supplemental materials on EDGAR as required by Rule 101 of Regulation S-T. You may wish to provide us with marked copies of any amendment to expedite our review. Please furnish a cover letter with any amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing any amendment and your response to our comments.

You may contact Mark Kronforst, Assistant Chief Accountant, at (202) 551-3451 or me at (202) 551-3489 if you have any questions regarding these comments.

Sincerely,

Brad Skinner
Accounting Branch Chief